July 18, 2025

Lang Fei
Chief Financial Officer
Ryde Group Ltd
Duo Tower, 3 Fraser Street, #08-21
Singapore 189352

       Re: Ryde Group Ltd
           Form 20-F for the Fiscal Year ended December 31, 2024
           Filed April 28, 2025
           File No. 001-41950
Dear Lang Fei:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation